Melissa A. Bengtson
Tel. 602.445.8237
Fax. 602.445.8659
BengtsonM@gtlaw.com

April 19, 2010

VIA FEDERAL EXPRESS AND THE EDGAR SYSTEM

Securities and Exchange Commission
Mail Stop 3561
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549

Attention:   Ta Tanisha Meadows

Re:	UV Flu Technologies, Inc.
Item 4.01 Form 8-K
Filed on December 23, 2009
File No. 0-53306

Dear Ms. Meadows:

We express our appreciation for your review of the Form 8-K of UV Flu Technologies, Inc. (the “Company”).  On behalf of the Company, we are responding to comments on the Form 8-K provided by the staff (the “Staff”) of the Securities and Exchange Commission by letter dated December 29, 2009 and April 5, 2010.  The Company’s responses to the Staff’s comments are indicated below, directly following a restatement of each Staff comment in bold, italicized type.  In conjunction with these responses, the Company is filing Amendment No. 1 to Form 8-K via EDGAR.

Item 4.01 of Form 8-K Filed December 23, 2009

1.
Staff Comment:  We note that Bateman’s reports on the last two fiscal years contained an opinion on the uncertainty of the Company to continue as a going concern.  Please revise your disclosure in item (a)(ii) to also explicitly state whether Bateman’s report on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope, or accounting principles.  Refer to paragraph (a)(1)(ii) of Item 304 of Regulation S-K.

Company Response:  Pursuant to your request, the Company has revised its disclosure in item (a)(ii) to explicitly state that the reports on the financial statements issued by Bateman for the fiscal years ended September 30, 2008 and 2007 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles.

GREENBERG TRAURIG, LLP ■ ATTORNEYS AT LAW ■ WWW.GTLAW.COM
2375 East Camelback Road, Suite 700 ■ Phoenix, Arizona 85016 ■ Tel 602.445.8000 ■ Fax 602.445.8100

Securities and Exchange Commission
Attention:   Ta Tanisha Meadows
April 19, 2010

2.
Staff Comment:  Please note that you are required to file an updated letter from your former accountant as an exhibit to any amendment filed in response to our comments. Refer to Items 304(a)(3) and 601(b)(16) of Regulation S-K.

Company Response:  Pursuant to your request, the Company requested that Bateman furnish it with an updated letter addressed to the SEC stating whether or not it agrees with the statements made by the Company in the Amendment No. 1 to Form 8-K.  The Company respectfully advises the Staff that a copy of such letter is filed as Exhibit 16.1 to the Amendment No. 1 to Form 8-K filed via EDGAR.

* * * * *

In connection with this response to the Staff’s comments, on behalf of the Company we hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the filing via EDGAR or the Company’s responses, please do not hesitate to contact me at (602) 445-8237 or Mark C. Lee of our office at (916) 868-0630.

Sincerely, /s/ Melissa A. Bengtson Melissa A. Bengtson For the Firm

cc:	John J. Lennon
Mark C. Lee, Esq.